UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2015

_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 1, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary
Date: April 2, 2015

EXHIBIT INDEX
Exhibit No.	Description
1.	Press Release dated April 1, 2015

Exhibit 1

Elbit Systems U.S. Subsidiary Integrates Color Helmet Display and Tracking Systems on U.S. Navy MH-60S Seahawk Test Aircraft

Haifa, Israel, April 1, 2015 – Elbit Systems Ltd. (NASDAQ and TASE:ESLT) ("Elbit Systems") announced today that its wholly-owned U.S. subsidiary, Elbit Systems of America, LLC, ("Elbit Systems of America") was awarded a contract from Science Applications International Corporation (SAIC) to install, integrate and support flight evaluations of the Elbit Color Helmet Display and Tracking System (CHDTS) on MH-60S Seahawk test aircraft for the U.S. Navy. The contract value, which is in an amount that is not material to Elbit Systems, will be performed over one year.

The program is part of the U.S. Navy’s MH-60 Sierra’s Improved Targeting System for the Seahawks’ Armed Helicopter Weapon Kits.  The CHDTS will provide the pilots with both night and day capability to see color flight instrument symbols on their helmet mounted display (HMD) modules. Additionally, the line of sight tracking system enables the pilots to interact with the flight navigation system, improves pilot and copilot situational awareness and can also be used to control pilot or copilot slewable sensor systems. The system also presents a continuously calculated weapon impact symbol for the pilot display, thus increasing system accuracy in the employment of installed weapon systems.

“We are pleased to provide U.S. naval aviators the CHDTS for their aircraft,” commented Raanan Horowitz, president and chief executive officer of Elbit Systems of America. “The CHDTS will provide the pilots with improved situational awareness through enhanced optics and symbology displayed directly on their HMDs, allowing the pilots to keep their eyes up and out.”

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com or follow us on Twitter

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service, and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.